UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the “Company”), a Delaware corporation, as previously amended on April 3, 2006 and April 11, 2006, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which the Offeror has offered to purchase all of the outstanding common stock of the Company (the “Common Stock”) that he does not beneficially own. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented. On March 17, 2006, the Company’s board of directors (the “Board”) formed a special committee of independent directors (the “Special Committee”) to evaluate the tender offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the tender offer.

Item 4. The Solicitation or Recommendation.

The following sentence is hereby added after the last sentence of the last paragraph under the caption “Recommendation of the Special Committee” in Item 4 of the Statement.

The Special Committee considered the totality of the above factors in reaching its recommendation; although it carefully reviewed each analysis prepared by Morgan Stanley, it did not draw independent conclusions as to any individual factors or analyses.

The following sentence is hereby added before the first sentence of the first paragraph under the caption “Opinion of Morgan Stanley & Co. Incorporated — Valuation Methods and Analyses — Historical Share Price Analysis” in Item 4 of the Statement.

Morgan Stanley utilized a historical share price analysis to review the Company’s share price performance and to compare the Company’s performance to general market indices and selected comparable companies.

The first paragraph under the caption “Opinion of Morgan Stanley & Co. Incorporated — Valuation Methods and Analyses — Discounted Analyst Price Target” in Item 4 of the Statement is hereby amended and restated as follows:

Morgan Stanley performed a discounted analyst price target analysis to determine a discounted implied valuation range per share of Common Stock based on a Wall Street equity research analyst estimate of future price target. Morgan Stanley reviewed published estimates for the Company by a Wall Street analyst. Morgan Stanley discounted the Wall Street analyst’s one year price target of $100 at the Company’s estimated cost of equity capital of 10% to 12%, which yielded an implied valuation range for the Common Stock of $89 to $91. Morgan Stanley noted that the New Offer Price is $100.00.

The following sentence is hereby added before the first sentence of the first paragraph under the caption “Opinion of Morgan Stanley & Co. Incorporated — Valuation Methods and Analyses — Comparable Company Analysis” in Item 4 of the Statement.

Morgan Stanley utilized a comparable company analysis, a market valuation approach, for the purpose of compiling comparable company statistics to develop implied valuation ranges for the Common Stock.

The following sentence is hereby added before the first sentence of the first paragraph under the caption “Opinion of Morgan Stanley & Co. Incorporated — Valuation Methods and Analyses — Discounted Equity Value Analysis” in Item 4 of the Statement.

Morgan Stanley performed a discounted equity value analysis to determine a discounted implied equity valuation range per share of Common Stock.

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The following sentence is hereby added before the first sentence of the first paragraph under the caption “Opinion of Morgan Stanley & Co. Incorporated — Valuation Methods and Analyses — Precedent Premiums and Transactions Analysis” in Item 4 of the Statement.

Morgan Stanley utilized the precedent premiums and transactions analyses for the purposes of compiling precedent premiums and transactions statistics to develop implied valuation ranges for the Common Stock.

The following sentence is hereby added before the first sentence of the first paragraph under the caption “Opinion of Morgan Stanley & Co. Incorporated — Valuation Methods and Analyses — Discounted Cash Flow Analysis” in Item 4 of the Statement.

Morgan Stanley performed a discounted cash flow analysis to determine a range for the implied equity values per share of Common Stock based on the future cash flows of the Company.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: April 20, 2006	By:	/s/ Harold H. Greene

	Name:	Harold H. Greene

	Title:	Director and Chairman of the Special Committee*

*	Evidence of authority to sign on behalf of William Lyon Homes was previously filed as Exhibit (a)(14) to the Schedule 14D-9/A filed on April 11, 2006.

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